UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206985) ORIGINALLY FILED WITH THE SEC ON OCTOBER 15, 2015, AS AMENDED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2015

MANCHESTER UNITED PLC

By:	/s/ Edward Woodward
Name: Edward Woodward
Title: Executive Vice Chairman

EXHIBIT INDEX

Exhibit Number	Description

99.1	Manchester United plc Interim Report (unaudited) for the three months ended 30 September 2015